UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS WINNING SUBSOIL LICENSE FOR PIONERSKOYE IRON ORE DEPOSIT
Republic of Sakha (Yakutia), Russia – June 21, 2011 – Mechel OAO (NYSE: MTL),
one of the leading Russian mining and metals companies, reports winning the auction for the subsoil license for Pionerskoye iron ore deposit.
The auction was held by Russia’s Federal Subsoil Use Agency (Rosnedra), with the results announced on June 20, 2011. Yakutugol OAO won the subsoil license. In accordance with the tender’s chief criteria, the coal company has the required financial and technical means to develop Pionerskoye deposit. The subsoil license cost 330 million rubles (approximately 11.7 million US dollars*) and was granted for the term of 20 years.
Pionerskoye deposit is located in the Republic of Sakha (Yakutia)’s Neryungri
Region some 127 kilometers from the city of Neryungri and is part of the
Southern Aldan iron ore area. Some 25 kilometers to the east of the deposit is a railroad link to the Trans-Siberian Railway, an automobile road and power lines.

Pionerskoye’s estimated reserves as of January 1, 2010 were 137 million tonnes of iron ore with high iron content, which will enable the company to produce iron ore concentrate at the early stages of development without the need to use complex beneficiation technologies. Prospective additional reserves are estimated at 750 million tonnes of ore. The deposit also has dolomite reserves, which can be used to produce refractories.
By the auction’s conditions, a plant for mining and beneficiation of iron ore will be constructed and launched within a few years.
“Pionerskoye deposit’s proximity to Yakutugol, a coal company within Mechel
Group, allows us to fully use its highly developed infrastructure, technical facilities, resources and personnel. Combined with the deposit’s convenient location, it will enable us to cut development costs and provide Mechel’s metallurgical plants and other customers with quality iron ore concentrate.
Also, by obtaining this subsoil license, the company significantly increased its resource base, which is particularly important for Mechel,” Mechel Mining
Management Company OOO’s general director Boris Nikishichev noted.
* According to the Russian Central Bank exchange rate of 28.1783 RUR/$ as of
June 21, 2011.

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 21, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO